HART & TRINEN, LLP

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

William T. Hart, P.C.

________

Email:  harttrinen@aol.com

Donald T. Trinen

Facsimile:  (303) 839-5414

(303) 839-0061

Will Hart

October 25, 2011

Laura Crotty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

VistaGen Therapeutics, Inc.

This office represents VistaGen Therapeutics, Inc. The following are the Company’s responses to comments 3, 4, 5, 6, 7 and 8 received from the staff by letter dated September 8, 2011.

Comment #

Response

     3.

Since the Company is a smaller reporting company, the inclusion of any risk factors in the 8-K report was voluntary.

     4.

The following disclosure will be filed in an amended 8-K under Item 5.02:

On May 11, 2011, the Company (then named Excaliber Enterprises, now named VistaGen Therapeutics), acquired all outstanding shares of VistaGen Therapeutics, a California corporation, for 6,836,452 shares of the Company’s common stock. After the acquisition:

•

Shawn K. Singh, H. Ralph Snodgrass, Jon S. Saxe, Gregory A. Bonfiglio, and Brian J. Underdown were appointed as directors of the Company, and

•

Stephanie Y. Jones and Matthew L. Jones resigned as directors of the Company.

The basis for the Company’s conclusion that each current director should serve on the Board of Directors is listed below:

Comment #

Response

Name

Reason

Shawn K. Singh

(1)

H. Ralph Snodgrass

(1)

Jon S. Saxe

(1)

Gregory A. Bonfiglio

(1)

Brian J. Underdown

(1)

(1)

Past experience in the biotechnology industry. For this person’s specific experience in the biotechnology industry, see Item 2.01, Item 5 of the Company’s amended 8-K report filed on June 8, 2011.

 5.

CardioSafe 3D is available for use at the present time. The Company’s drug candidates at this time are LiverSafe 3D and AV-101. The Company is working on the disclosure requested by this item and will provide it under separate cover.

     6.

The Company proposes to add the following sentence to its footnote regarding revenue recognition:

The Company recognizes non-refundable upfront technology access fees under agreements in which it has a continuing performance obligation proportionally over the contractual performance period.

     7.

The Company has evaluated the voluntary conversion option in the Platinum Notes to determine whether it meets the definition of a derivative instrument under ASC 815-10-15-83.  The voluntary conversion option provides for a gross settlement, rather than a net settlement, in shares of the Company’s common stock.  These shares are not readily convertible into cash as defined under ASC 815-10-15-130 and ASC 815-10-55-87, 88 and 89.  At the time the Platinum   Notes were issued, the Company was private and there was no active market for its common stock.  Since the Company became public as a result of the Merger in May 2011, the trading volume of the Company's shares has not been sufficient to permit a sale of the conversion shares without significantly affecting the stock price.  This precludes the shares from being considered as readily convertible into cash, as defined above.  As a result, the Company has determined that the conversion option is not an embedded derivative.

    8.

The number of shares included in this footnote is on a pre-merger basis, since the financial statements included as part of the amended 8-K report

Comment #

Response

are those of VistaGen Therapeutics, the California corporation, which was acquired by Excalibur Enterprises on May 11, 2011.

The following table provides a roll-forward of the outstanding shares of the common stock of VistaGen and Excaliber from March 31, 2011 through June 30, 2011.  The Company will include a similar roll-forward in its 10-Q report for the period ended September 30, 2011.

     Excaliber

VistaGen

Enterprises,Ltd. Therapeutics, Inc.

.

Common stock outstanding at

   March 31, 2011

5,848,707

3,672,110

Shares repurchased from shareholders

(5,064,207)

--

Shares issued in 2011 Private Placement

--

2,216,106

Shares issued upon conversion of

   Convertible promissory notes

--

3,528,290

Shares issued upon conversion of all

   series of preferred stock

--

2,884,655

Shares issued for services

                     --

   1,371,743

784,500

13,672,904

Common stock outstanding at Merger

784,500

   (13,672,904)

Common stock issued for VistaGen common

  6,836,452

                  --

Common stock outstanding post-Merger

  7,620,952

Two-for-one forward stock split

    7,620,952

Common stock outstanding at June 30, 2011

15,241,904

We plan to send you the responses to the remaining comments shortly.

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

           /s/ William Hart

William T. Hart

VistaGen Letter SEC re response to comments 10-24-11 P